Exhibit 99.3

IMMEDIATE	3 December 2003

Royal & SunAlliance announces the sale of La Construccion, Chile to La Camara Chilena de la Construccion

Royal & Sun Alliance Insurance Group plc announces that it has agreed to sell its 51% stake in its Chilean life subsidiary, Compania de Seguros de Vida La Construccion, S.A. to La Camara Chilena de la Construccion, the current 49% shareholder. The consideration for Royal & SunAlliance’s shareholding will be around £44m (US$74m), to be paid in cash. As at 31 December 2002 the net asset value of Royal & SunAlliance’s share in La Construccion, on a UK GAAP basis, was approximately £54m (US$90m) and the consolidated profit contribution for the first nine months of 2003 was £4.5m (US$7.6m).

Simon Lee, Royal & SunAlliance’s CEO International Businesses, said,

“La Construccion has been a successful business venture for the Group over the years, but given our increasing focus on general insurance we believe that it is now appropriate to withdraw from the business and for the company to revert to local ownership. I wish every success to the management and employees of La Construccion, and to our former joint venture partner in its role as sole owner of the business.”

The business is to be sold as a going concern. Proceeds of the sale will be used by Royal & SunAlliance to support its ongoing general insurance businesses.

Royal & SunAlliance has also agreed to purchase the 30% shareholding of La Camara in Royal & Sun Alliance Vida of Peru, their other joint venture, for around £2m (US$3m), subject to regulatory approval.

–ENDS–

….more

For further information:

Analysts	Press	Press
Karen Donhue	Richard Emmott	Julius Duncan, Finsbury
Tel: +44 (0)20 7569 6133	Tel: +44 (0)20 7569 6023	Tel: +44 (0)20 7251 3801

Important Disclaimer
This press release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The specific forward-looking statements cover, among other matters, the consideration. The sale is subject to the execution of definitive documents by the parties. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Notes to Editors:

•	Royal & SunAlliance’s general insurance business in Chile will be unaffected by the sale.
•	Royal & SunAlliance acquired a majority shareholding in La Construccion in 1999.
•	La Construccion is the third largest life insurance company in Chile.
•	For the year ending 31 December 2002 La Construccion’s written premiums were US$157m (£95m).
•	At 31 December 2002 net asset value on a local GAAP basis was £36m ($60m).